Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Fax)

www.drinkerbiddle.com

January 15, 2020

VIA EDGAR

Ms. Allison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4720

Re:	FS Series Trust File Nos. 333-214851 and 811-23216

Dear Ms. White:

On behalf of FS Series Trust (the “Registrant” or the “Trust”), set forth below are the Registrant’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“Commission”) telephonically on December 16, 2019, regarding Post-Effective Amendment No. 10 to the Trust’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 13 under the Investment Company Act of 1940, as amended (the “Registration Statement”) and the prospectus (“Prospectus”) and statement of additional information (“Statement of Additional Information”) included therein. The Registration Statement was filed pursuant to Rule (a)(2) of Rule 485 under the 1933 Act to register shares of a new series of the Trust, the FS Energy Total Return Fund (the “Fund”). The Fund is being registered as a “shell” portfolio of the Trust in connection with the pending reorganization (the “Reorganization”) of the FS Energy Total Return Fund (Registration No. 333-214232) (the “Interval Fund”) into the Fund, which is expected to occur in March of 2020. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Registrant’s response. All page references are to page numbers in the Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

Also described below are the changes that the Registrant will make in response to the Staff’s comments in a Post-Effective Amendment to the Registration Statement, expected to be filed by the Registrant on or about January 24, 2020 (the “Revised Registration Statement”).

GENERAL

1)	Assuming that the proposed Reorganization is approved, please explain supplementally how the Fund will comply with the liquidity requirements that apply to open-end funds under the Investment Company Act of 1940, as amended (the “1940 Act”). In your explanation, please discuss whether any investments that the Fund considers liquid were previously characterized as illiquid, restricted, or classified as a Level 3 asset. If so, please identify those investments and provide the basis for the re-characterization. In addition, please confirm supplementally that the Fund has completed (or will complete) a liquidity risk assessment consistent with rule 22e-4. Also, will the Fund need to change its portfolio to come into compliance with rule 22e-4? If yes, in what ways?

The Registrant confirms that the Fund will comply with rule 22e-4 under the 1940 Act in accordance with the Trust’s liquidity risk management program (“LRMP”). In preparing for the Interval Fund’s Reorganization and conversion to a mutual fund, FS Energy Advisor, LLC (the “Adviser”) analyzed the Interval Fund’s current portfolio to determine how each investment held in the portfolio would be characterized for purposes of rule 22e-4. The Adviser has determined that, as of January 10, 2020, approximately 92% of the Interval Fund’s investments would be characterized as “Highly Liquid” and the remaining 8% would be characterized as “Less Liquid.” None of the Highly Liquid investments had previously been characterized as illiquid or restricted, and none were previously characterized as a Level 3 asset (as that term is defined in Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, issued by the Financial Accounting Standards Board).

Ms. White

January 15, 2020

In addition, the Interval Fund has completed a preliminary liquidity risk assessment consistent with the requirements of rule 22e-4 and will conduct an additional liquidity risk assessment within a reasonable period of time prior to the closing date of the Reorganization. The Adviser has concluded that the Interval Fund will not need to change its current portfolio in order to comply with rule 22e-4.

2)	Please confirm in correspondence that shares of the Fund will not be sold under the Registration Statement until after the Reorganization has been consummated.

Pursuant to the Agreement and Plan of Reorganization (the “Plan of Reorganization”) by and between the Trust and the Interval Fund, prior to the closing date of the Reorganization, the Fund will issue one share to the Adviser in consideration for the payment of $10.00 so that the Adviser, as the Fund’s sole initial shareholder, may approve, among other things, the investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser. Immediately prior to, or contemporaneously with, the consummation of the Reorganization, the share of the Fund acquired by the Adviser will be redeemed for $10.00.

Other than as noted above, the Registrant confirms that shares of the Fund will not be sold under the Registration Statement until after the Reorganization has been consummated.

3)	Please update the EDGAR series and class IDs with ticker symbols, once available.

The Registrant confirms that the EDGAR series and class IDs will be updated with the Fund’s ticker symbols.

SUMMARY PROSPECTUS

4)	Please provide the completed fee table and expense examples for review by the Staff prior to the effective date of the Registration Statement.

The completed fee table and expense examples are as follows:

Shareholder Fees
(fees paid directly from your investment)

	Class I	Class A
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None	5.75%
Maximum Deferred Sales Charge (Load)	None	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	Class I	Class A
Management Fees	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.00%	0.25%
Other Expenses(1)	1.35%	1.35%
Total Annual Fund Operating Expenses	2.35%	2.60%
Expense Reductions(2)	1.10%	1.10%
Total Annual Fund Operating Expenses after Expense Reductions	1.25%	1.50%

Ms. White

January 15, 2020

(1)	FS Energy Total Return Fund previously operated as a closed-end interval fund (the “Predecessor Fund”) and was reorganized into the Fund following the close of business on [ ], 2020. Other expenses are based on estimated amounts for the current fiscal year.

(2)	FS Energy Advisor, LLC (“FS” or the “Adviser”) has entered into an Expense Limitation Agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of management fees, distribution or servicing fees, interest, taxes, brokerage fees and commissions, dividends and interest paid on short positions, acquired fund fees and expenses and extraordinary expenses (as determined in the sole discretion of the Adviser)) to not more than 0.25% of the average daily net assets for the Fund until at least the date that is one year from the effective date of the Fund’s prospectus. The Fund may terminate the Expense Limitation Agreement at any time. The Expense Limitation Agreement permits the Adviser to recoup waived or reimbursed amounts within the three-year period from the date of the waiver after the Adviser bears the expense, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver and reimbursement or recoupment. The Adviser may recoup amounts previously waived for the Predecessor Fund prior to the reorganization subject to the above- referenced limitations.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to Total Annual Fund Operating Expenses After Expense Reductions in the first year and Total Annual Fund Operating Expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	If shares are redeemed
	1 Year	3 Years	5 Years	10 years
Class A	$719	$1,022	$1,346	$2,263
Class I	$127	$397	$686	$1,511

5)	Given that the Fund will invest in master limited partnerships as part of its principal investment strategies, please add line items to the fee table for “current income expense” and “deferred income expense.”

The Registrant confirms that any current or deferred income expenses related to the Fund’s investments in master limited partnerships will be included within the “Other Expenses” line item to the fee table, as permitted by Form N-1A.

6)	Please clarify in the Prospectus whether the recoupment provision described in footnote (3) to the fee table applies to amounts waived prior to the Reorganization.

Footnote (2) to the fee table (previously footnote (3) in Post-Effective Amendment No. 10 to the Trust’s Registration Statement) has been updated in the Revised Registration Statement to clarify that the recoupment provision applies to amounts waived prior to the Reorganization. Please see the response to Comment 4 above.

Ms. White

January 15, 2020

7)	Please remove footnote (4) to the fee table, as it is neither permitted nor required by Form N-1A.

The requested change has been made in the Revised Registration Statement.

8)	The “Principal Investment Strategies” section states that, “Natural Resource/Infrastructure Companies include power, as well as renewable energy sources, including the related components and infrastructure needed to bring power and renewable energy sources to market.” Please clarify what is meant by the term “related components.”

The following disclosure has been added to the Revised Registration Statement:

“Related components refers to the broader energy ecosystem associated with the production and manufacturing of power and renewable energy, including, but not limited to, solar panels, transmission and distribution lines and batteries.”

9)	Please disclose whether the Fund will focus on securities of companies with any particular market capitalization.

The following disclosure has been added to the Revised Registration Statement:

“The Fund may invest in securities within a broad market capitalization range. The Fund will generally invest in securities with market capitalization of over $1 billion.”

10)	Please disclose whether the Fund has any parameters with respect to the duration of debt securities in which it will invest.

The Fund will acquire debt securities based on a number of factors to capture current return and potential upside for resale. The Fund considers instruments spanning from those with near-term maturities to instruments without maturities, or perpetual instruments. Duration is one consideration in the assessment of each security. Accordingly, the Fund respectfully believes that the disclosure is sufficient.

11)	Please advise how derivatives will be valued for purposes of the Fund’s 80% investment policy.

The Registrant confirms, that for purposes of the 80% test, derivatives will be valued at market, and not notional, value.

12)	The second paragraph of the “Principal Investment Strategies” section references “other collective investment vehicles.” Please clarify what is meant by “other collective investment vehicles.”

The relevant disclosure has been revised to remove references to “other collective investment vehicles” in the Revised Registration Statement.

13)	Since the Fund will invest in exchange-traded funds (“ETFs”), please consider whether a line item is necessary in the fee table for acquired fund fees and expenses.

The Registrant confirms that acquired fund fees and expenses are not expected to exceed one basis point throughout the Fund’s first year of operations. The Registrant confirms that it will add the disclosure if needed in the future.

14)	The “Principal Investment Strategies” section states that, “The Fund may also invest in securities of U.S. and non-U.S. issuers that are holding companies or similar investment vehicles that indirectly own, hold or control securities of Natural Resource/Infrastructure Companies but which themselves are not Natural Resource/Infrastructure Companies.” Please clarify what is meant by “similar investment vehicles.”

The relevant disclosure has been revised to remove references to “similar investment vehicles” in the Revised Registration Statement.

Ms. White

January 15, 2020

15)	Please disclose in the Prospectus how the Fund will define emerging markets.

The following disclosure has been added to the Prospectus:

“The Fund considers emerging markets to be those markets in any country other than Canada, Luxembourg, the U.S. and the countries comprising the MSCI EAFE Index (currently, Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom).”

16)	Please move the paragraph on page 3 regarding temporary defensive positions to the Item 9 disclosure in the Prospectus. See Instruction 6 to Item 9(b)(i) of Form N-1A.

The requested change has been made in the Revised Registration Statement.

17)	The “Principal Investment Strategies” section states that, “The Fund may lend securities with a value up to 33 1/3% of its total assets (including such loans) to financial institutions, including broker-dealers and banks that the Adviser or Magnetar deems creditworthy.” Given that securities lending will not be a principal strategy of the Fund, please remove this disclosure from this section and from page 14.

The disclosure referenced above has been moved to the “Additional Investment Strategies” section in the Revised Registration Statement.

18)	Please remove the last paragraph on page 3, as the disclosure should not be included in the summary section.

The requested change has been made in the Revised Registration Statement.

19)	“Commodities Risk” is included as a principal risk of the Fund, but there is not disclosure within the “Principal Investment Strategies” section that states that the Fund will invest in commodities. If the Fund will invest in commodities, please state so in the “Principal Investment Strategies” section and explain how the Fund will invest in commodities. For example, explain whether the Fund will have a Cayman subsidiary. This risk factor also discusses metals, precious metals, livestock and agriculture. If the Fund will have exposure to metals, livestock and agriculture, please discuss as part of the “Principal Investment Strategies” section.

The Registrant confirms that “Commodities Risk” is a principal risk of the Fund, and disclosure regarding investments in commodities has been added to the “Principal Investment Strategies” section of the Revised Registration Statement. The Fund does not intend to focus on metals, livestock and agriculture, and thus the related disclosure has been removed from the “Commodities Risk” factor. The Registrant confirms that the Fund will not utilize a Cayman subsidiary to invest in commodities.

20)	The Staff notes that “Focused Investment Risk” is included as a principal risk of the Fund. If the Interval Fund is currently focused on a particular area or industry, other than energy, please add specific strategy and risk disclosure.

The Registrant confirms that “Focused Investment Risk” is not a principal risk of the Fund, and thus the risk factor has been moved to the “Additional Risks” section of the Prospectus in the Revised Registration Statement.

Ms. White

January 15, 2020

21)	The Staff notes that “Investment in Other Investment Companies Risk” is included as a principal risk of the Fund. Please add strategy disclosure about investing in other investment companies, as the current disclosure included in the “Principal Investment Strategies” section only discusses investments in ETFs.

The Registrant confirms that “Investment in Other Investment Companies Risk” is not a principal risk of the Fund, and thus the risk factor has been moved to the Statement of Additional Information in the Revised Registration Statement.

22)	The Staff notes that “Smaller Capitalization Company Risk” is included as a principal risk of the Fund. If the Fund will focus on small- and mid-cap companies, please add disclosure to the “Principal Investment Strategies” section or clarify if the Fund will invest in companies of all sizes.

The Registrant confirms that the Fund does not expect to focus on securities of small- and mid-capitalization companies as a principal strategy. Therefore, the “Small Capitalization Risk” factor has been moved to the Statement of Additional Information in the Revised Registration Statement.

23)	Please include a broad-based securities market index as the Fund’s primary benchmark per Item 4 of Form N-1A. If the BofAML US 3 Month T-Bill Index (the “BofAML Index”) is the Fund’s intended primary benchmark, please explain why it is an appropriate benchmark for the Fund.

The Registrant confirms that the Fund’s primary benchmark is the Alerian Midstream Energy Select Index and that references to the BofAML Index have been removed in the Revised Registration Statement. The Registrant respectfully considers the Alerian Midstream Energy Select Index to meet the definition of “broad-based securities market index” prescribed by Form N-1A. The Registrant also notes that the Alerian Midstream Energy Select Index and other alternative Alerian indices are widely recognized and commonly utilized as primary benchmarks for energy limited partnership mutual funds.1

STATUTORY PROSPECTUS

24)	The Staff notes that much of the Item 9 disclosure beginning on page 13 repeats disclosure in the summary section verbatim. Please consider removing any redundant disclosure. Please see Staff Update 2014-08.

The Item 9 disclosure has been revised to remove redundant disclosures, as appropriate, in the Revised Registration Statement.

25)	Please move the “Market Opportunity” and “Competitive Advantages” sections to the Statement of Additional Information.

The requested change has been made in the Revised Registration Statement.

1 See Catalyst MLP & Infrastructure I (primary benchmark: Alerian MLP Total Return Index); Center Coast Brookfield Energy Infrastructure Fund (primary benchmark: Alerian MLP Index); Cohen & Steers MLP & Energy Opportunity Fund, Inc. (primary benchmark: Alerian Midstream Energy Canada-Capped Index); DWS RREEF MLP & Energy Infrastructure Fund (primary benchmark: Alerian MLP Infrastructure Index); Eagle MLP Strategy Fund (primary benchmark: Alerian MLP Index); Goldman Sachs MLP & Energy Fund (primary benchmark: Alerian Midstream Energy Select Index); Goldman Sachs MLP Energy Infrastructure Fund (primary benchmark: Alerian MLP Index); Mainstay Cushing MLP Premier Fund (primary benchmarks: Alerian MLP Index and Alerian U.S. Midstream Energy Index); PGIM Jennison MLP Fund (primary benchmark: Alerian MLP Index); Recurrent MLP & Infrastructure Fund (primary benchmark: Alerian MLP Index); Salient MLP & Energy Infrastructure Fund (primary benchmark: Alerian Midstream Energy Select Index); Tortoise MLP & Energy Income Fund (primary benchmark: Alerian MLP Index); Tortoise MLP & Energy Infrastructure Fund (primary benchmark: Alerian MLP Index); and Vitrus Duff & Phelps Select MLP and Energy Fund (primary benchmark: Alerian MLP Index).

Ms. White

January 15, 2020

26)	Please remove any disclosure from the “Investment Philosophy” paragraph that is duplicative of disclosure included elsewhere in the Prospectus.

The requested changes have been made in the Revised Registration Statement.

27)	The “Additional Description of the Principal Risks of the Fund” section includes a significant number of risks described as principal that have no corresponding strategy or risk disclosure in the summary section. Please move all non-principal risks to the “Additional Risks” section of the Prospectus or to the Statement of Additional Information.

The Registrant has moved any non-principal risks to the “Additional Risks” section of the Prospectus or to the Statement of Additional Information.

28)	Given that the Fund is an open-end mutual fund, please consider whether all strategies and risks of the Interval Fund apply to the Fund.

The Registrant confirms that all strategies and risks of the Interval Fund that are included in the Revised Registration Statement are applicable to the Fund.

29)	The “Swap Agreements Risk” disclosure on page 39 states that, “The Fund will segregate or earmark liquid assets to cover its net obligations under a swap agreement, but the amount segregated or earmarked will be limited to the current value of the Fund’s obligations to the counterparty, and will not prevent the Fund from incurring losses greater than the value of those obligations.” Please confirm that when the Fund writes or sells credit default swaps, the Fund will segregate assets based on notional value.

The Registrant confirms that when acting as the seller of credit default swaps, the Fund will cover the transaction to its full notional value (minus any amounts owed to the Fund).

30)	Please disclose in the “Redemptions” section on page 67 the methods that the Fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed conditions pursuant to Item 11(c)(8) of Form N-1A.

The Registrant directs the Staff to the following disclosure on page 67 of the Prospectus, which discusses the methods that the Fund typically expects to use to meet redemption requests as well as methods that may be used in unusual circumstances:

“Shares normally will be redeemed for cash, although the Fund retains the right to redeem some or all of its shares in-kind under unusual circumstances, in order to protect the interests of remaining shareholders, to accommodate a request by a particular shareholder that does not adversely affect the interests of the remaining shareholders, or in connection with the liquidation of the Fund, by delivery of securities selected from its assets at its discretion. However, the Fund is required to redeem shares solely for cash up to the lesser of $250,000 or 1% of the NAV of the Fund during any 90-day period for any one shareholder. Should redemptions by any shareholder exceed such limitation, the Fund will have the option of redeeming the excess in cash or in-kind. In-kind payment means payment will be made in portfolio securities rather than cash. The Fund typically will not redeem securities in kind as a pro rata ratio of the Fund’s securities holdings. Such in-kind redemptions are expected to be made in a non-pro rata manner. If this occurs, the redeeming shareholder might incur brokerage or other transaction costs to convert the securities to cash, whereas such costs are borne by the Fund for cash redemptions.

Ms. White

January 15, 2020

While the Fund may pay redemptions in-kind, the Fund may instead choose to raise cash to meet redemption requests through the sale of fund securities or permissible borrowings. If the Fund is forced to sell securities at an unfavorable time and/or under unfavorable conditions, such sales may adversely affect the Fund’s NAV and may increase brokerage costs.”

31)	With respect to the “Master/Feeder Option” section of the Prospectus on page 68, please confirm that if the Fund were to invest all of its assets in another investment company, it would comply with all terms of Rule 12d-1 and would add principal risk disclosure regarding duplication of expenses in the Prospectus.

The Registrant confirms that, if the Fund were to invest all of its assets in another investment company, it would comply with all terms of Rule 12d-1 and would add principal risk disclosure regarding duplication of expenses in the Prospectus.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-988-2700.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc:	Stephen S. Sypherd
FS Series Trust